EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

November 28, 2011.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwire on November 28, 2011.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

December 6, 2011.

Schedule "A"

PRESS RELEASE

Loncor Resources Drills High Grade Intersections at its Makapela Prospect,
Extending Mineralization Zone to Depth and Along Strike

●	Results include 2.03 metres grading 26.1 g/t Au, 0.93 metres grading 57.8 g/t Au, 1.58 metres grading 10.3 g/t Au and 3.08 metres grading 7.13 g/t Au

●	Four drills continue working on the Makapela Prospect to delineate the mineralized zones in the Main, North and Sele Sele pit areas

Toronto, Canada – November 28, 2011 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE-AMEX: "LON") is pleased to announce further encouraging drilling results at the Company's Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills.  The veins are being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres. Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

Results have been received for the most recent eight drill holes at Makapela and are reported in Table 1 below. These are in addition to the 29 previously announced borehole results. The current boreholes intersected mineralization at vertical depths of between 168 metres and 420 metres below surface. The holes were inclined at between minus 50 degrees and minus 66 degrees, and averaged 382 metres in depth with a maximum downhole depth of 511 metres.  Core recovery averaged 99% within the mineralized sections.

“While these are still relatively early days for this project, our drilling efforts are returning a significant number of encouraging quartz vein intersections, and we plan to continue to trace the mineralization to depth and along strike in this highly prospective region,” commented CEO Peter Cowley. “We are pleased with the Makapela results to date and have begun exploratory drilling on other targets in the general Makapela area to determine the more regional extent of this mineralization.”

Table 1 – Eight most recent drill hole results at Makapela

Hole	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
					Vein	From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD021	552076	217673	290	-50	1	261.52	263.55	2.03	1.50	26.1
Includes:						261.59	261.98	0.39	0.29	105
NMDD030	552341	219770	110	-66	2	270.70	284.04	13.34	7.75	0.78

Hole	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
					Vein	From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD033	551724	217970	110	-50	1	386.36	390.29	3.93	3.44	1.30
					2	319.58	323.44	3.86	2.91	2.0
					3	441.64	442.57	0.93	0.70	57.8
NMDD034	551823	217934	110	-54	1	278.47	283.11	4.64	2.46	2.23
					2	190.67	193.75	3.08	1.69	7.13
					3	319.79	325.15	5.36	4.02	2.15
NMDD035	551926	218431	110	-60	2	359.47	360.09	0.62	0.46	3.12
NMDD036	552179	219656	110	-50	2	270.87	287.30	16.43	12.74	1.55
Includes:						282.60	284.57	1.97	1.50	4.26
NMDD037	551724	217970	110	-58	1	416.63	418.21	1.58	1.35	10.3
					2	355.67	361.23	5.56	4.08	1.67
					3	497.98	500.00	2.02	1.48	3.38
NMDD038	552179	219656	110	-60	2	342.89	352.15	9.26	5.97	1.43
*Assay results reported are uncut.

Vein 1 has been intersected on the Main pit trend over a potential strike length of 480 metres down to a maximum vertical depth of 360 metres (open at depth and along strike). The average true width of Vein 1 intersected to date is 1.90 metres with an average grade of 10.5 g/t Au. The most significant intersection is 2.05 true thickness metres grading 24.94 g/t Au in drill hole NMDD014. Vein 1 tends to have a glassy, white massive texture and pyrite is much less common than in Vein 2.  The vein is hosted by basalt and dolerite, crosscuts the lithologic strike and is possibly a splay off Vein 2.

Vein 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the central section over a potential strike length of 480 metres.  In this central area, which has so far been drilled to a maximum vertical depth of 312 metres below surface, Vein 2 has an average true width of 3.40 metres with an average grade of 10.4 g/t Au.  The most significant intersection is 4.30 true thickness metres grading 64 g/t Au in drill hole NMDD005.  Vein 2 usually has a smokey grey brecciated texture with common disseminations and stringers of pyrite and local pyrrhotite.  The vein appears to have followed a shear zone within and on the margins of a 2 – 4 metre thick unit of banded iron formation, and is parallel to the lithological strike.

Vein 3 occurs 55 metres in the footwall of Vein 2 between the Main and North pits.  A promising intersection of 0.70 true thickness metres grading 57.8 g/t Au was intersected in NMDD033, but further drilling is required to determine the potential of this vein.

Approximately 2,000 metres to the north of the North pit, the probable continuation of Vein 2 at the Sele Sele pit has been intersected over a potential strike length of 480 metres.  The mineralization is generally wider, but lower grade than on the North pit trend.  The best intersection drilled is 15.68 true thickness metres grading 5.35 g/t Au.

Four drill rigs are currently on site at Makapela, with the objective of delineating the strike and dip extents of the mineralized zones in the Main, North and Sele Sele areas. In addition, drilling is in progress on seven other targets where the presence of new veins and vein extensions are indicated by soil sampling, auger drilling and rock chip sample results with values up to 68 g/t Au. Detailed plan locations of the drill holes can be found on the Loncor website, www.loncor.com, and via the links below:

Figure 1 - Geology of the Sele Sele area, Makapela Prospect, Ngayu Project
Figure 2 - Geology of the Makapela Main and North Pits, Ngayu Project
Figure 3 - Makapela regional Soil Geochemistry including Sele Sele, North and Main pit areas

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 4,550 km2 that covers most of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 54 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact:

Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856
or
Arnold T. Kondrat, Executive Vice President, (416) 366-2221 or 1 (800) 714-7938
or
Naomi Nemeth, Investor Relations, Telephone: (416) 366-2221 or 1 (800) 714-7938

Figure 1 – Geology of the Sele Sele area, Makapela Prospect, Ngayu Project

552200
552290
552380
552470
552560
219900
219800
219700
219600
219500
219400
N
NMDD025
NMDD026
NMDD041
NMDD028
NMDD030
NMDD003
NMDD004
NMDD038
NMDD036
NMDD022
NMDD023
Sele Sele Reef
NMDD029
0
50
100
200
Meters
Legend
Drillhole Collars
Sele Sele Pit Outline
Quartz Vein
Banded Iron Formation
Dolerite
Basalt

Loncor RESOURCES INC.

Geology of the Sele Sele area, Ngayu

Figure 2 – Geology of the Makapela Main and North Pits, Ngayu Project

551600
551800
552000
552200
552400
218400
218200
218000
217800
217600
217400
N
NMDD017
NMDD035
NMDD013
NMDD015
NMDD019
NMDD031
NMDD012
NMDD002
NMDD005
NMDD040
NMDD020
NMDD032
NMDD010
NMDD011
North Pit
NMDD037
NMDD033
NMDD034
Reef 2
NMDD008
NMDD009
NMDD039
NMDD021A
Main Pit
NMDD001
NMDD007
NMDD021
NMDD024
NMDD027
NMDD014
NMDD016
Reef 1
NMDD018
Legend
Drillhole Collars
Pit Outline
Quartz Vein
Banded Iron Formation
Dolerite
Feldspar Porphyry
Quartz Feldspar Porphyry
Basalt
0 50 100 200 300 400
Meters

Loncor RESOURCES INC.

Geology of the Makapela Main and North Pits, Ngayu

Figure 3 – Makapela regional Soil Geochemistry including Sele Sele, North and Main pit areas

68.7 g/t
Selected rock chips (g/t Au)
Vein located by drilling
Vein interpreted from soil geochem, rock chips & augering
NMDD043
Completed DD hole
Site A
Planned DD hole
N
Au ppb in Soil
1 km
NMDD043
Site F
15.60
Sele Sele Pit
North Pit
Reef 2
Main Pit
Reef 1
Site B
9.48
10.30
3.15
1.32
68.70
Site E
1.51
NMDD042
NMDD048
NMDD047